SECURITIES AND EXCHANGE COMMISSION
                         450 Fifth Street, N.W.
                         Washington, D.C.  20549

In the Matter of Cinergy Corp.                     CERTIFICATE
    File No. 70-9071                                   OF
                                                   NOTIFICATION
Public Utility Holding Company Act of 1935
              ("PUHCA")

     Cinergy Corp., a registered holding company ("Cinergy"), hereby submits the following information pursuant to rule 24 under PUHCA and the Commission's order dated January 20, 1998 in the above docket (HCAR No. 26819) ("January 1998 Order"). In addition, on March 1, 1999, the Commission issued an order in File No. 70-9319 (HCAR No. 26984) which, among other things, modified the $2 billion cap on Cinergy debt securities referred to below by excluding guarantees issued by Cinergy from the coverage thereof and subjecting such guarantees to a separate $1 billion cap ("Guarantee Cap"). This certificate also reports guarantees issued by Cinergy subject to the Guarantee Cap. (Any capitalized terms not otherwise defined herein have the meanings set forth in the January 1998 Order.)

1. With reference to the Debt Cap and the $2 billion ceiling imposed thereunder, at June 30, 1999 Cinergy had issued and outstanding debt securities totaling $786.4 million in aggregate principal amount, consisting of (i) short-term bank notes aggregating $207.7 million, (ii) commercial paper aggregating $165 million, (iii) notes outstanding associated with letter of credit transactions totaling $13.7 million, and (iv) long-term debentures aggregating $400 million.

2. During the quarterly period ended June 30, 1999, Cinergy issued no derivative financial instruments in connection with the financing transactions described in the preceding paragraph.

3. During the quarterly period ended June 30, 1999, Cinergy did not issue any Additional Shares pursuant to the January Order.

4. During the quarterly period ended June 30, 1999, Cinergy did not issue any Additional Shares as gifts or awards to Cinergy system employees.

5. With reference to the Guarantee Cap and the $1 billion ceiling imposed thereunder, during the quarterly period ended June 30, 1999 Cinergy issued 20 guarantees totaling $66.4 million. At June 30, 1999, Cinergy had guarantees outstanding with respect to liabilities totaling $578.9 million.

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                            S I G N A T U R E

       Pursuant to the requirements of PUHCA, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 12, 1999

                                        CINERGY CORP.

                                        By: /s/William L. Sheafer
                                        Vice President & Treasurer